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                          November 4, 2021

       Michael McCormick, Esq.
       Executive Vice President, General Counsel and Secretary
       Ecolab Inc.
       1 Ecolab Place
       St. Paul, Minnesota 55102

                                                        Re: Ecolab Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 29,
2021
                                                            File No. 333-260580

       Dear Mr. McCormick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Bradley C. Brasser,
Esq.